September 25, 2005


Mr. Carl Icahn
767 Fifth Avenue-47th Floor
New York, New York  10153

Dear Mr. Icahn:

     The Official Committee of Unsecured Creditors (the "Committee") of Federal Mogul Corporation ("Federal Mogul") is willing to execute that certain Term Sheet dated on or about September 25, 2005 relating to, among other things, indemnification obligations of the Asbestos Committee of Federal Mogul, ("Term Sheet"), if you, by executing a copy of this letter in the space provided below, agree, both for yourself and your Affiliates (as such term is defined in Rule 501(b), promulgated under the Securities Act of 1933, as amended), to support amendments to the Third Amended Joint Plan of Reorganization (the "Plan") and related Plan Documents (as such term is defined in the Plan(1)), as appropriate, which shall contain provisions to the following effect:

     1. (a) the Committee shall designate Neil Subin to be one of the initial members of Reorganized Federal Mogul's board of directors (the "Committee Designee") to take effect on or before the effective date of the Plan and the Plan shall so state. If you exercise the call option referred to in the Term Sheet ("Call"), you agree, both for yourself and your Affiliates, to vote all of your respective common equity interests in Reorganized Federal Mogul in favor of Mr. Subin at all shareholders' meetings so that Mr. Subin remains a director during period from and after the Effective Date until at least the second anniversary of the Effective Date ("Term"). If at any time during the Term Reorganized Federal Mogul's directors are to be elected by written consent in lieu of a meeting of shareholders, you agree, both for yourself and your Affiliates, to deliver your respective consents to the same extent as provided in the immediately proceeding sentence in favor of Mr. Subin;

          (b) The Plan will provide that Federal Mogul will be a mandatory reporting company under Section 12 of the Securities Exchange Act of 1934, as amended. Should you exercise the Call, neither you nor your Affiliates shall support any action which would cause Reorganized Federal Mogul not to continue, during the Term, to be a mandatory reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, with respect to the Class A stock to be issued pursuant to the Plan;

          (c) Should you exercise the Call and, thereafter, it is proposed that Reorganized Federal Mogul engage, during the Term, in any transaction (including a transaction of the nature contemplated by Rule 13-3 under the Securities Exchange Act of 1934) other than in the ordinary course or of a de minimus nature to Federal Mogul with either you or one of your Affiliates (an "Icahn Transaction"), you agree that as a prerequisite to the consummation of any Icahn Transaction Federal
          Mogul shall obtain an opinion from an investment banking firm of national repute to the effect that such transaction is fair, from a financial point of view, to Federal Mogul and its common equity holders. If so requested by Mr. Subin in his capacity as a director, Federal Mogul shall select an investment banking firm from among a list of five such firms furnished to Federal Mogul by Mr. Subin, provided, however, if none of such firms is acceptable to Federal Mogul then, in such event, Federal Mogul and Mr. Subin shall each select an investment banking firm and such firms shall select a third investment banking firm for the purpose of delivering the opinion contemplated by this subparagraph (c); and

          (d) Should you exercise the Call and, thereafter, during the Term, if you and/or your Affiliates shall seek to sell or otherwise dispose of more than an aggregate of 40% of the aggregate common equity interests of you and your Affiliates which you have in Reorganized Federal Mogul immediately after exercising the Call, other than through public open market sales, then you agree that any such sale or disposition shall not be consummated until you shall have caused the purchaser thereof to afford to each of the minority common equity holders of Reorganized Federal Mogul the right to sell or dispose of their respective common equity interests to such purchaser upon the same terms and conditions, including price and proportion of ownership, as shall have been negotiated by you and/or your Affiliates with such purchaser.

___________________________
(1) Unless otherwise defined here, capitalized terms shall have the meaning ascribed to them in the Plan.

     2. This agreement shall be governed by and construed in accordance with the laws of the State of New York and shall be binding upon the respective successors and assigns of the parties hereto.

     If the foregoing correctly reflects our agreement, please so indicate by signing where indicated below.

                                               Very truly yours,

                                               Official Committee of Unsecured
                                               Creditors of Federal Mogul
                                               Corporation

                                               By:  /s/ Neil Subin
                                                    ---------------
                                                    Name:  Neil Subin
                                                    Title:  Chairman


AGREED and ACCEPTED this 26th day of September, 2005:


/s/ Carl Icahn
--------------
Carl Icahn





          [Letter agreement relating to certain corporate governance re
                           Reorganized Federal Mogul]